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                              January 14, 2022

       Sandro Piancone
       Chief Executive Officer
       Hempacco Co., Inc.
       9925 Airway Road
       San Diego, CA 92154

                                                        Re: Hempacco Co., Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted December
23, 2021
                                                            CIK No. 0001892480

       Dear Mr. Piancone:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 submitted December 23, 2021

       Implications of Being an Emerging Growth Company and a Smaller Reporting Company, page 6

   1.                                                   We note your disclosure
that you are an    emerging growth company    under the Jumpstart
                                                        Our Business Startups
Act of 2012 and your disclosure on page 25 that a small group of company officers and
directors hold a majority of the control of Green Globe
                                                        International, Inc.
However, it appears that a registration statement for the initial public offering of Green Globe
International, Inc. (formerly known as Apollo Holdings, Inc.)
                                                        was declared effective
in 2002. Please advise us how the company meets the definition of
                                                        an    emerging growth
company    under the JOBS Act. In this regard we also note that you
                                                        had 18,395,531shares of
common stock outstanding as of September 30, 2021 and your
                                                        disclosure on page F-22
that the shareholders of Hempacco delivered 18,395,531 shares of
 Sandro Piancone
Hempacco Co., Inc.
January 14, 2022
Page 2
         Hempacco common stock to GGII in exchange for 70,312,160,174 shares of GGII common stock, which represented 95% of the total issued and outstanding common shares of GGII at the time of the exchange.
Directors and Executive Officers, page 47

2. Please tell us how you have determined that the disclosure of the business experience of your officers and directors is accurate. For example, it appears from page 15 of Green
         Globe International Inc.'s public report for its quarter ended September 30, 2021 that
         Sandro Piancone is the chief executive officer of Green Globe.
3. Please expand the disclosure in the appropriate section to disclose, if true, that Green
         Globe International, Inc. sells products that compete with your products.
Executive Compensation, page 51

4. Please update your executive compensation disclosure to reflect the most recently completed fiscal year.
5. Tell us, with a view to disclosure, why you entered into consulting agreements with entities controlled by Jorge Olson and Sandro Piancone instead of employment agreements with Messrs. Olson and Piancone. Also, tell us why your majority shareholder, Green Globe International, Inc., entered into an agreement with Neville
         Pearson pursuant to which he would act as the CFO of it, would be compensated by it instead of you but would continue to act as your interim CFO instead of you entering into an employment agreement with Mr. Pearson.
6. Regarding the agreements between the various entities and Messrs. Olson, Piancone and
         Pearson, clarify whether they devote full-time attention to you. If they do not devote full-
         time attention to you, then revise the Risk Factors section to highlight the risk that the officers do not devote full-time attention to you and their conflicts of interest.
September 30, 2021 Interim Financial Statements, page F-18

7. We note Green Global International Inc.'s September 30, 2021 quarterly report which is publicly available on the OTC Markets website. We further note in the footnotes on page
       7 of that report that the financial statements after the acquisition date, May 21, 2021, include the balance sheets of both companies at historical cost, the historical results of
       GGII and the results of the entity from the acquisition date forward. All share and per share information in the accompanying financial statements and footnotes has been
FirstName LastNameSandro Piancone
       retroactively restated to reflect the recapitalization. We also note the same disclosure on
Comapany
       pageNameHempacco
             F-17 of your Form Co.,S-1.
                                     Inc.Please explain to us why these
financial statements do not
Januaryagree  to those
         14, 2022  Pageprovided
                         2       in your Form S-1.
FirstName LastName
 Sandro Piancone
FirstName
Hempacco LastNameSandro Piancone
           Co., Inc.
Comapany
January 14,NameHempacco
            2022        Co., Inc.
January
Page 3 14, 2022 Page 3
FirstName LastName
Statements of Stockholders' Equity, page F-20

8. Your disclosure in note 11 indicates that there was a charge to retained earnings (i.e.
         accumulated deficit) in May 2021 for the difference between the price paid for 600 kiosks and the carryover basis of $4,361,643. Please provide further details on the nature of this transaction including what the amounts of "net book value" of $3,638,357 and "carryover basis" of $4,361,643 represent, the accounting literature that supports your conclusion to charge the difference to retained earnings, and where such reduction to retained earnings is represented in your financial statements, as it does not appear in the statements of stockholders' equity.
Notes to the Financial Statements
Note 1 - Organization, Business and Liquidity
Organization and Operations, page F-22

9. Please clarify the business of Green Globe International, Inc. prior to the reverse merger.
         Your response should clarify its public or private company status as well as whether it was a shell company. Additionally, explain to us and expand your disclosures to better explain how you determined the appropriate accounting for this acquisition, including consideration of entities under common control.
       You may contact Heather Clark, Staff Accountant, at 202-551-3624 or Melissa Gilmore,
Senior Accountant, at 202-551-3777 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or
Jay Ingram, Legal Branch Chief, at 202-551-3397 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing
cc:      Lance Brunson, Esq.